For the semi-annual period ended April 30, 2007
File number 811-03981
Prudential World Fund, Inc.
	Strategic Partners International Value Fund




ITEM 77C
Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders of Strategic Partners International Value Fund was held on December 29, 2006. At the meeting, the shareholders of the Fund did not approve the following proposal.

1.For shareholders of Strategic Partners International Value Fund
(Value Fund), to approve or disapprove a Plan of Reorganization and the reorganization it contemplates, under which Value Fund will transfer all of its assets to, and all of its liabilities will be assumed by, Dryden International Equity Fund (International Equity Fund). In connection with this proposed reorganization, each whole and fractional share of each class of Value Fund will be exchanged for whole and fractional shares of equal dollar value of the corresponding class of International Equity Fund, outstanding shares of Value Fund will be cancelled, and Value Fund will be liquidated and terminated.


Votes for
Votes Against
Abstain
Uninstructed
3,301,272.89
107,403.09
149,465.62
120,166